

May 24, 2023

David Michels
Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-35081**

Dear David Michels:

We have reviewed your April 25, 2023, response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023, letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis
Results of Operations
Overview, page 39

1. We have read your response to prior comment one and the disclosures provided in your Form 10-Q for the quarter ended March 31, 2023, which you indicate would more thoroughly address your consolidated results of operations. However, your commentary on consolidated revenues on page 30 is limited to the statement "Revenues decreased $405 million in 2023 compared to 2022. The decrease was primarily due to lower commodity sales driven by lower commodity prices and volumes."

We note that your commodity sales are comprised of both natural gas sales and product sales, which declined $425 million and $223 million, respectively, in the first quarter compared to the same quarter of the prior fiscal year.  We understand that the actual decline in commodity sales of $648 million was offset by a $227 million positive adjustment for derivatives, although this was not mentioned in your disclosure.

We believe that you should separately discuss and analyze the changes in material components of revenues, including your natural gas sales, product sales, and derivative adjustments. Item 303(b) of Regulation S-K requires that where financial statements reflect material changes from period-to-period in one or more line items, including offsetting changes within a line item, that you describe the underlying reasons for the material changes in both quantitative and qualitative terms.

Please expand your discussion and analysis to address revenues, cost of sales, and operations and maintenance expense on a consolidated basis, including details that are responsive to the requirements referenced above, and the requirements referenced previously.  We reissue prior comment one.

 You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation